LORD ABBETT SECURITIES TRUST

90 Hudson Street

Jersey City, NJ 07302

May 13, 2013

VIA EDGAR

Ms. Kimberly A. Browning

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
1933 Act File No. 333-187822

Dear Ms. Browning:

This letter responds to comments you and Cindy Rose of the accounting staff of the Division of Investment Management separately provided in May 10, 2013 telephone conversations with Brooke A. Fapohunda, Christian J. Kelly, and Susan D. Lively of Lord, Abbett & Co. LLC, the investment adviser to each series of the Trust, regarding the Trust’s amended preliminary proxy materials filed on May 9, 2013 with the U.S. Securities and Exchange Commission (the “Commission”) on Form N-14. The comments, and the Trust’s responses thereto, are set forth below. The Trust will file pursuant to Rule 497 its definitive combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) and statement of additional information reflecting changes made in response to such comments. Capitalized terms used but not defined in this letter have the meanings given to them in the Prospectus/Proxy.

1.     Please provide an estimated range of potential capital gains that would have been realized by Target Fund as a result of portfolio repositioning related to the Reorganization if it had taken place as of a recent date.

Response:      We have added the following disclosure to quantify the potential capital gains realized by Target Fund as a result of portfolio repositioning based on available information:

Target Fund would have realized capital gains of up to approximately $88,877,811 ($2.72 per share or 15.01% of the Fund’s portfolio) if the Fund’s portfolio securities had been sold on May 7, 2013. However, the actual amount of capital gains realized as a result of portfolio repositioning may be higher or lower than that amount, depending on the net unrealized appreciation in the value of the Fund’s portfolio securities at the time of their sale.

Ms. Kimberly A. Browning

May 13, 2013

2.     Please readjust the capitalization table in the Prospectus/Proxy and the Statements of Assets and Liabilities in the Statement of Additional Information to exclude adjustments for accrued expenses and other liabilities that will be paid by the Combined Fund.

Response:     We have made the requested changes.

3.     Please move the information taken from Acquiring Fund’s March 1, 2013 prospectus from Appendix A and place it in the main section of the Prospectus/Proxy.

Response:     We have made the requested change.

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The Trust acknowledges in connection with this filing the following: (1) it is responsible for the adequacy and accuracy of the disclosure in the Prospectus/Proxy; (2) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Prospectus/Proxy; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Sincerely,

/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary